

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

<u>**Via Facsimile ((510) 834-8309) and U.S. Mail**</u>

Paul Derenthal, Esq.
Derenthal & Dannhauser, LLP
1999 Harrison Street, Suite 2650
Oakland, CA  94612

> Re:  **Inland American Real Estate Investment Trust, Inc.**
> **Schedule TO-T/A**
> **Filed January 6, 2011 by Lapis Investment Business Trust**
> **File No. 005-85811**

Dear Mr. Derenthal:

We have reviewed your filing and have the following comments.

**Offer to Purchase**

1. We note your response to prior comment 2 in our most recent comment letter and we reissue it.  It continues to be unclear how a delay of four weeks to effect payment for tendered securities is in compliance with our rules and interpretations as previously referenced.

Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions